25 August 2004

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director Shareholding

Reed Elsevier announces that on 23 August 2004, Erik Engstrom, who was appointed as an executive director on that date of Reed Elsevier PLC and Reed Elsevier Group plc, was granted (for no monetary consideration) the following options and awards:

(a)

An option equivalent in value to 5.5 times his annual salary comprising an option to acquire 265,332 shares in Reed Elsevier PLC (PLC Shares) at an exercise price of 478p per share and 183,408 shares in Reed Elsevier NV (NV Shares) at an exercise price of €10.30 per share under the Reed Elsevier Long Term Incentive Share Option Scheme (the LTIS) and a further option to acquire 53,066 PLC Shares and 36,682 NV Shares on the same terms and at the same prices as the options granted under the LTIS;

(b)

An award of conditional shares equivalent in value to 2.5 times his annual salary comprising nil cost options to acquire 120,605 PLC Shares and 83,367 NV Shares under the LTIS and a further award to acquire 24,121 PLC Shares and 16,673 NV Shares on the same terms as the conditional share award granted under the LTIS.

These options and conditional shares will vest after three years, subject to the achievement of EPS performance of Reed Elsevier PLC and Reed Elsevier NV during 2004-2006 and to the Rules of the Scheme.  Awards will vest on a sliding scale, determined by the averaged adjusted compound growth in EPS over the three year performance period.  There will be no re-testing of the three year EPS performance.  If EPS growth is less than 8% per annum then none of the awards will vest; if EPS is 8% per annum 25% of the award will vest; if EPS is 10% per annum 100% of the award will vest; and if EPS is 12% per annum 125% of the award will vest.  Awards will vest on a straight line basis between each of these points.  The options will be exercisable until 2014 and the conditional shares for three months after vesting.

(c)

An option to acquire 63,460 PLC shares at an exercise price of 478p per share and 43,866 NV Shares at an exercise price of €10.30 per share under the Reed Elsevier Group plc Share Option Scheme. Subject to the achievement of 6% per annum compound growth in the averaged adjusted EPS of Reed Elsevier PLC and Reed Elsevier NV during the three years 2004-2006 and, subject to the Rules of the Scheme, these options will vest after three years and will be exercisable until 2014.  There will be no re-testing of the three year EPS performance;

(d)

A nil cost restricted share award of 115,781 PLC Shares and 80,032 NV Shares (having an aggregate value of US$2,000,000) without performance targets. The award vests in three annual instalments commencing on 23 August 2005 and is subject to forfeiture in the event that Mr Engstrom leaves the Company other than in specified circumstances.

The further option and conditional share award, granted outside the LTIS, described in (a) and (b) above are designed to ensure that Mr Engstrom is put in an equivalent position to other executive directors who received awards of options and conditional shares under the LTIS in February 2004.  The Remuneration Committee considered that these were appropriate and necessary to secure Mr Engstrom’s recruitment.  The Remuneration Committee also considered that the restricted share award described in (d) above was appropriate and necessary to secure Mr Engstrom’s recruitment by compensating him for the loss of profit participation that he suffered on leaving his previous employer to join Reed Elsevier.   These awards fall within paragraph 13.13A of the Listing Rules (special arrangements to facilitate the recruitment of an executive director) and, consequently, shareholder's approval was not required.  The shares required to satisfy these awards will be provided by the Reed Elsevier Employee Benefit Trust.